

Mail Stop 3561

November 10, 2009

<u>Via U.S. Mail</u>

John C. Wobensmith
President, Secretary and Treasurer
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171

      Re: Baltic Trading Limited
             Registration Statement on Form S-1
             Filed October 14, 2009
             File No. 333-162456

Dear Mr. Wobensmith:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. We note your cover letter to us dated October 14, 2009. Please provide us with additional analysis explaining why Baltic Trading should not be deemed to be a shell company, including an explanation of the treatment of deposits under GAAP. Please confirm that in the event that Baltic Trading does not make deposits for vessels prior to effectiveness, you will revise your filing to disclose that you are a shell company or provide us with additional analysis explaining why such disclosure is not necessary.

2. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Front Cover Page of the Registration Statement

Calculation of Registration Fee

3. Please revise footnote 4 to define the term Common Stock Purchase Rights and briefly discuss the Common Stock Purchase Rights in The Offering section on page 6. Also, please revise the fee table to include a citation to footnote 5.

Prospectus

Summary, page 1

4. Please revise to explain why you are choosing to sell shares to the public prior to purchasing ships or getting a bank line of credit. If you believe that drybulk ships are fungible and it does not make a material difference how old the ship is or its condition, please so state. If you believe otherwise, please revise to explain why you have not identified and described the vessels in this registration statement.

5. Revise to disclose the terms of the Management Agreement in the Summary section.

Our Relationship with Genco Shipping & Trading Limited, page 1

6. Provide support for your statement in the last sentence that Genco's management team includes executives who have demonstrated "substantial ability" or delete. Similarly provide support for your statement regarding the "substantial ability" of your management team in the second bullet on page 2 or delete. Revise throughout your filing.

Our Competitive Strengths, page 2

7. Either revise to remove the repeated statements of experience or to disclose the named figures' experience in working for two different and potentially conflicting public entities.

8. Refer to your disclosure in the second bullet and on page 61. Please revise to clarify that Mr. Wobensmith is currently the company's sole executive officer and that you have not yet established a management "team." Delete references to the management "team" throughout the filing. Also, clarify that Mr. Wobensmith is the sole member of your management, rather than one of its key members.

9. It appears that you are using words like "expect" or "intend" as if they convey existing strengths. Please revise. Existing companies may have competitive strengths; it appears you have hopes or aspirations.

10. Please remove marketing language such as "significant" and "substantial" from the last bullet on page 2. We consider marketing language to be inappropriate in a disclosure document. Similarly revise throughout your filing.

11. Refer to the fifth bullet. Please delete references to any company unless Baltic Trading has established commercial relationships with these entities. Provide support for your statement in the second to last sentence that Genco has leveraged its relationships with certain entities to enter into charters at favorable rates and generate sizable returns to its shareholders or indicate that it is based solely upon your belief. Similarly revise the last sentence of the sixth bullet. Revise your disclosure on page 62 for consistency.

Business Strategy, page 3

12. Please revise to explain why your strategy of deploying your vessels in the spot market, where they are subject to the greatest fluctuations in revenue, is consistent with the strategy of maintaining a strong balance sheet.

13. We suggest adding disclosure concerning your strategy in the event that the current world economic slump continues or if the US dollar continues to decline.

Our Arrangement with Genco, page 4

14. Revise to provide quantitative information regarding the number of Class B Stock Genco Investments LLC will receive in exchange for its capital contribution. Revise the forth sentence under this heading to clarify, if true, that Genco will be the sole holder of your Class B Stock.

John C. Wobensmith
Baltic Trading Limited
November 10, 2009
Page 4

<u>Increased Inspection Procedures and Tighter Import and Export, page 11</u>

15. Please include a discussion of the enhanced inspection and security measures and increased import and export controls which were implemented in the United States after September 11, 2001.

<u>Increases In Fuel Prices Could Adversely Affect Our Profits, page 14</u>

16. Please update this risk factor to discuss how the recent volatility in fuel prices has affected shipping costs and industry profits.

<u>Our Executive Officers and the Officers of Our Manager, page 18</u>

17. Please provide an estimate of the amount of time your executive officers and the officers of your manager will spend on managing your business activities and the amount of time that will be allocated to Genco's business activities. Similarly, revise your disclosure in the second to last paragraph on page 75 to provide an estimate of the approximate percentage of time Mr. Wobensmith will spend on each business on a weekly or monthly basis.

18. Revise the first bullet to briefly describe how you have limited the fiduciary duties of your President and CFO and certain directors. Confirm to us, if true, that Marshall Islands corporate law permits the limitation of fiduciary duties of directors and officers of public companies in the way you propose.

<u>The Fiduciary Duties of Our Officers and Directors May Conflict, page 19</u>

19. Please briefly describe material instances in which the fiduciary duties of your officers and directors may conflict with their fiduciary duties to Genco and whether you have any mechanisms in place for resolving these conflicts.

<u>Our Manager Has Rights To Terminate the Management Agreement, page 19</u>

20. Please provide quantitative information regarding the potential termination fee in the event that the Manager or you elect to terminate the Management Agreement.

<u>We Expect To Maintain All Of Our Cash With A Limited Number, page 22</u>

21. Revise to disclose the country or countries in which you expect to maintain your cash balances and provide a brief discussion of any material banking regulations so investors can have a better understanding of the risk.

Provisions of Our Amended and Restated, page 28

22. Please revise your disclosure under the sub-heading Blank Check Preferred Stock to discuss your proposed agreement with Genco not to issue shares of preferred stock without Genco's prior consent, including potential conflicts of interest between the company and Genco that could impact a merger or acquisition that a shareholder may consider in its best interest.

Use of Proceeds, page 33

23. We note that at or prior to the closing of the offering, Genco will make a capital contribution to you of $75,000,000. If a material amount of this capital contribution will be used to accomplish the corporate purposes specified in the Use of Proceeds section, please revise to state the amount and source of these other funds.

Our Dividend Policy, page 35

24. Please consider including a sample tabular presentation of how your "Cash Available for Distribution" would be calculated in payment of quarterly dividends, notwithstanding the various limitations and restrictions.

General and Administrative Expenses, page 40

25. Please disclose quantitative information regarding your anticipated general and administrative expenses for the next twelve months, including your monthly "burn rate."

Management, page 75

26. Please revise the last paragraph on page 75 to briefly describe any safeguards you will put in place to ensure that your officers devote the amount of time to the management of your business and affairs which is necessary for the proper conduct thereof, such as minimum time requirements or conflict resolution and scheduling guidelines, or state that no such safeguards will exist.

27. Please revise your disclosure regarding the biographical information of Mr. Georgiopoulos to remove marketing language such as "bellwether" and "industry leader."

Board of Directors and Committees, page 77

28. We note your disclosure in the second sentence of the first risk factor on page 19 that one of your independent directors serves as an executive officer or director of Genco. Please disclose the name of your current independent director under this heading. Alternatively, delete this reference on page 19 and clarify that your board currently has no independent directors.

29. We note your disclosure in the last paragraph on page 77 that the board is not obligated to seek the approval of the conflicts committee on any matter. Please describe any guidelines that the board will use to determine whether to bring a matter before the committee. Also, disclose whether the board may override the committee's determination that a matter is not fair and reasonable to the company.

Certain Relationships and Related-Party Transactions, page 83

30. Please describe your policies and procedures for the review, approval, or ratification of any transactions with related persons. Refer to Item 404(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 85

31. Please revise the table to indicate, by footnote or otherwise, the beneficial ownership of Genco Investments LLC. Provide beneficial ownership information as of the most recent practicable date, as well as immediately following the closing of the offering and the related transactions. Include the address of the beneficial owner(s) of more than five percent of your voting securities and revise the table to name each director and executive officer.

32. Refer to footnote 1. Please revise the table to indicate the number of shares beneficially owned by Genco which are held by Messrs. Georgiopoulos, Mavroleon and Wobensmith.

Report of Independent Registered Public Accounting Firm, page F-2

33. Please include the city and State where issued of your independent registered public accounting firm. See Rule 2-02(a) of Regulation S-X.

34. Please consider disclosing on the "Index to Balance Sheet" page, a brief explanation as to why the filing excludes statements of operations, cash flows, and shareholders' equity. That is, such narrative disclosure could include indicating the date the Company was incorporated and that other than the initial capital contribution of $1 made indirectly by Genco, you have no assets or

liabilities and have not commenced any operations as of the balance sheet date. Separately, also disclose the expected fiscal year end for the Company.

Part II. Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules

Exhibit 4.3

35. Please clarify, if true, that the Form of Subscription Agreement for Class B Stock is between Baltic Trading Limited and Genco Investments LLC. Similarly revise your disclosure in the third to last sentence of the first paragraph on page 27. Also, please advise us whether Exhibit 4.3 and Exhibit 10.3 are different subscription agreements or delete Exhibit 10.3.

Exhibit 23.1

36. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margery Reich at (202) 551-3347 or Beverly Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Thomas E. Molner
        Fax: (212) 715-8000